77Q.2. Any information called for by instructions to sub-
item 77Q2.

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

              SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING
COMPLIANCE

         Section 16(a) of the Securities Exchange Act of
1934 requires the
Fund's Directors and officers and persons who own more than ten percent of the Fund's outstanding interests and certain officers and directors of the Fund's investment advisers
(collectively, "Section 16 reporting persons") to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of Fund interests.
Section 16 reporting persons are required by SEC regulations to furnish the Fund with copies of all Section
16(a) forms they file. To the Fund's knowledge, based solely on a review of the copies of such reports furnished to the Fund and on representations made, all Section 16 reporting persons complied with all Section 16(a) filing requirements applicable to them for the year ended March
31, 2016.